P.E. 2/14/02

02014536

CONFORMED COPY
RECD S.E.C.
FEB 14 2002
1086

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 14, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

PROCESSED
FEB 21 2002
THOMSON
FINANCIAL

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

WLM

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Santander Central Hispano

Press Release

SANTANDER CENTRAL HISPANO BOARD ANNOUNCES NEW APPOINTMENTS

MADRID, February 13, 2002 – At today's Board Meeting of Banco Santander Central Hispano, Angel Corcóstegui informed of his decision to resign as First Vice-Chairman and Managing Director, for personal reasons. He also resigns as member of the Board and of the Executive Committee.

At the same time, the Board approved the following appointments:

1. Alfredo Sáenz Abad as Second Vice-Chairman of the Board and Managing Director.
2. Jaime Botín-Sanz de Sautuola y García de los Ríos as First Vice-Chairman
3. Francisco Luzón López as member of the Executive Committee. Luzón, General Manager of the America Division, will report directly to the Chairman.

The Board of Banco Español de Crédito (Banesto) has approved the appointment today of Ana Patricia Botín-Sanz de Sautuola y O'Shea as chairman, replacing Alfredo Sáenz Abad.

The Board of Santander Central Hispano expressed its gratitude and recognition of the magnificent contribution of Angel Corcóstegui, which has been fundamental to the success of the merger between Banco Santander and Banco Central Hispano. Angel Corcóstegui, for his part, expressed his particular gratitude to the Chairman for his support over the past years, and to the Board, the Management Committee and all the staff of Banco Santander Central Hispano.

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

I, IGNACIO BENJUMEA CABEZA DE VACA, GENERAL SECRETARY AND SECRETARY OF THE BOARD OF DIRECTORS OF "BANCO SANTANDER CENTRAL HISPANO, S.A.",

HEREBY CERTIFY: That according to the Minutes of the Ordinary General Meeting of Shareholders of this Bank validly held on February 9th 2002, the resolutions indicated below were duly approved:

""ONE.- To approve, as established in article 216 of the "Ley de Sociedades Anónimas" (Corporations Act) the distribution of a fourth interim dividend, of 0.063106 euros per share, **to be assigned to the distribution of earnings for the 2001 Financial Year as agreed by the** Ordinary General Meeting. The aforementioned dividend will be paid from April 30th 2002.

TWO.- I) To establish the number of Members of the Board of Directors at nineteen.

II) To ratify the appointment of Sir George Mathewson as a Director, as agreed by the Board of Directors at its meeting on 29th October 2001.

III) With reference to the annual renewal of Directors by thirds as contemplated by article 29 of the current Bylaws, to re-elect the following as Directors: Mr. Antonio Basagoiti García-Tuñón, Mr. Antonio Escámez Torres, Mr. Luis Alberto Salazar-Simpson Bos, Mr. Manuel Soto Serrano, Sheiner–Consultoria e Investimentos, S.A. and Mr. D. Emilio Botín-Sanz de Sautuola y García de los Ríos.

The aforementioned Messrs. Basagoiti García-Tuñón, Escámez Torres, Salazar-Simpson Bos, Soto Serrano and Botín-Sanz de Sautuola y García de los Ríos, who were present at the Meeting, duly accepted their appointments as Directors, thus complying with the provisions of article 125 of the Corporations Act. They expressly declared that they were not affected by any of the incompatibilities contained in Act 12/1995 dated May 11th and article 124 of the aforementioned Corporations Act.

THREE.- For the verification of the annual accounts and management report of the Bank and the Consolidated Group for the 2002 Financial Year, to re-appoint as Auditors Arthur Andersen y Cía., S. Com., having its registered office in Madrid, Calle Raimundo Fernández Villaverde, number 65, and holding Fiscal Identification Code D-79104469.

FOUR.- I) To cancel the unused part of the authorisation granted by the General Meeting of shareholders on March 10th 2001 for the derivative acquisition of treasury stock by the Bank and the affiliate companies comprising the Group.

II) To grant express authorisation to enable the Bank and the affiliate companies comprising the Group to acquire shares for any legally acceptable valuable consideration, within legal limits and requirements, up to a maximum (in addition to those already held) of

232,968,124 shares, or a number equivalent to 5 per cent of the share capital existing at any time, totally paid up, at a minimum price per share of the nominal value and a maximum of the listed price on the Continuous Market of the Spanish Stock Exchanges on the date of acquisition. This authorisation should be exercised within a period of 18 months from the date of the General Meeting. The authorisation includes the acquisition of shares which, as the case may be, should be allotted directly to the employees and directors of the Company, or as a result of the exercising of stock options held by the latter.

FIVE.– I) To consider null and void resolution SIX. II) of the Ordinary General Meeting of Shareholders held on 10th March 2001.

II) To delegate to the Board of Directors, as contemplated under article 153.1.a) of the Corporations Act, the widest powers in order that, within one year from the date of this Board Meeting, it may indicate the date and establish the conditions, in respect of anything not contemplated by the General Meeting, for a capital increase amounting to THREE HUNDRED MILLION EUROS as agreed by the General Meeting of Shareholders.

In exercising these delegated powers and for illustrative, rather than limitative, purposes, the Board of Directors will be responsible for determining whether the capital increase will be carried out by issuing new shares (with or without premium and with or without voting rights) or by increasing the nominal value of the existing shares, by new monetary contributions or charged to freely available resources, or a combination of both options; establishing the time-limit for the exercising of pre-emptive subscription rights in the case of the issuance of new shares; freely offering any shares not subscribed for within such time-limit; establishing that, in the event of incomplete subscription, the capital will only be increased by the amount of subscriptions made, and re-wording the article of the corporate Bylaws relating to capital.

If within the time-limit indicated by the General Meeting for the execution of this resolution, the Board of Directors has not exercised the authority delegated to it, such authority will be considered null and void at the conclusion of such time-limit and for the amount in which the share capital has not been increased.

SIX.- I) To consider null and void the unused part of resolution SEVEN II) of the Ordinary General Meeting of Shareholders held on 10th March 2001.

II) To again authorise the Board of Directors, as widely as required by law, in order that, in accordance with article 153.1.b) of the Corporations Act, it may increase the share capital on one or several occasions and at any time, within a period of five years from the date of this General Meeting, by a maximum amount of 1,164,840,624 euros. Such increase shall be made by the issuing of new shares (with or without premium and with or without voting rights), the counter-value of such new shares consisting of monetary contributions. The Board may determine the terms and conditions of the capital increase and the characteristics of the shares, and freely offer the new shares not subscribed within the pre-emptive subscription period or periods; establish that in the event of incomplete subscription, the capital will be increased only by the amount of the subscriptions made, and re-word the article of the corporate Bylaws relating to capital. Likewise, the Board is also authorised to exclude the right of pre-emptive subscription under the terms of article 159 of the Corporations Act.

SEVEN.- 1. Capital increase by non-monetary contributions

It is resolved to increase the share capital of Banco Santander Central Hispano, S.A. by a nominal amount of 127,906,977 euros, by the issuing and placing in circulation of 255,813,954 ordinary shares, all of the same class and series as those already existing and represented by the book entry system. Such shares will be issued at their nominal value of half (0.5) a euro each plus an issue premium to be determined under the provisions of article 159.1.c) *in fine* of the Corporations Act, by the Board of Directors (or, via delegation, by the Executive Committee) on the date of execution of the resolution, by the procedure detailed below and with an amount which in any event will be between a minimum of 3.80 euros and a maximum of 12 euros each. Thus, the rate of issue will be established between a minimum of 4.30 euros and a maximum of 12.50 euros.

The new shares issued in execution of this resolution will be fully paid up by non-monetary contributions consisting of shares of the German company AKB Holding GmbH representing its total share capital.

2. Incomplete subscription

In the event that the 255,813,954 shares cannot be fully subscribed for and paid up by the handing-over of the aforementioned contributions, the capital will be increased accordingly. The amount will be determined by dividing 1,100 million euros by the average listed price of the Santander Central Hispano share on the Spanish stock markets via the Stock Exchange Network (Continuous Market) on the five business days prior to the date on which the Board of Directors (or the Executive Committee, by delegation) of Santander Central Hispano declares the respective capital increase to be closed and executed, rounding-off by default, if necessary, to a complete number of shares.

For this reason and in accordance with the provisions of article 161.1 of the Corporations Act, the possibility of incomplete subscription is expressly envisaged. It is placed on record that in any event, the aforementioned specific number of shares may not exceed the 255,813,954 shares contemplated by this resolution.

3. Procedure for determining the issue premium

In accordance with article 159.1.c) of the Corporations Act and in order to permit the appropriate accounting and fiscal treatment of the operation, the amount of the issue premium of the new shares will be established by the Board of Directors (or, via delegation, by the Executive Committee) on the date of execution of the resolution, according to the procedure indicated below.

The amount of the issue premium will be established in terms of the listed price of the shares of Banco Santander Central Hispano, S.A. on the date of execution of the capital increase and bearing in mind that the total rate of issue (nominal value plus issue premium) of the shares to be subscribed and paid up, may not exceed 1,100 million euros. In any event, the amount of the issue premium will be established between the minimum of 3.80 euros and the maximum of 12 euros stated above.

The result is a minimum rate of issue of 4.30 euros, which is higher than the net worth value, as stated in the report by the external Auditors of the Company to be placed at the disposal of the shareholders, all in accordance with article 159 of the Corporations Act. The result of such procedure is thus a maximum rate of issue of 12.50 euros per share, although it should be borne in mind that the total maximum amount of the issue will not exceed 1,100 million euros.

4) <u>Exclusion of pre-emptive subscription rights</u>

In corporate interests and in order to permit the new shares of Banco Santander Central Hispano, S.A. to be subscribed and paid up by Märkische Bau-Union GmbH (as the Werhahn Group company holding the shares of AKB Holding GmbH to be contributed to the corporate net worth of Banco Santander Central Hispano, S.A.) the pre-emptive subscription rights of shareholders and holders of convertible bonds of Banco Santander Central Hispano, S.A. are totally excluded.

5) <u>Rights of the new shares</u>

From the date on which the capital increase is declared subscribed and paid up by the Board of Directors (or via delegation, by the Executive Committee), the owners of the new shares will have the same rights as the shares of Banco Santander Central Hispano, S.A. already in circulation on that date. In particular, subscribers of the new shares will be entitled to receive all amounts in respect of interim and final dividends paid to the shareholders of Banco Santander Central Hispano, S.A. from the date indicated.

6) <u>Information available to shareholders</u>

This resolution has been adopted subject to the Proposal and Report of the Board of Directors being made available to shareholders, in compliance with the provisions of the Corporations Act, in addition to the necessary Report by the Company's External Auditors.

7) Application of the securities exchange system stipulated in Chapter VIII of Heading VIII of the "Ley del Impuesto sobre Sociedades" (Corporate Taxation Act)

In accordance with article 110 of the Corporate Taxation Act 43/1995, it is resolved to apply to this capital increase the special system envisaged for the exchange of securities under Chapter VIII of Heading VIII of such Act.

8) Delegation to the Board of Directors

The Board of Directors is authorised (with authority to delegate in turn to the Executive Committee) in order that, within a maximum period of one year, it may decide the date on which this capital increase is to take place and establish the conditions of the increase with respect to everything not envisaged by the General Meeting, including the implementation of the procedure for the contribution and exchange of the shares, the determination of the amount of the issue premium according to the procedure established under article 159.1.c) *in fine* and the modification of the wording of the first paragraph of article 4 of the Corporate Bylaws, adapting it to the new amount of the share capital and resulting number of shares, taking whatever steps are necessary to record the capital increase in the Mercantile Registry, and to exercise the option of the special fiscal system contemplated for the exchange of shares under Chapter VIII of Heading VIII of Act 43/1995 (the Corporate Taxation Act) in relation to the non-monetary contribution of the shares of AKB Holding GmbH.

9) Application for listing of the new shares

It is likewise resolved to apply for the new shares to be admitted for trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia via the Stock Exchange Network System (Continuous Market). It is also resolved to follow all the procedures and present all the documents required by the appropriate authorities of the foreign Stock Exchanges on which the shares of Banco Santander Central Hispano, S.A. are listed (presently, Paris, London, Frankfurt, Switzerland, Italy, Lisbon and Buenos Aires, and via ADR's, New York) for the new shares issued as a result of the agreed capital increase to be admitted for trading. Authority is granted to the Board of Directors (which it may in turn delegate to the Executive Committee) in order that, once this resolution is executed, it may make the appropriate applications, prepare and file all the documents required in the terms it considers appropriate and take all the necessary steps for such purpose.

For the purpose of what is required by article 27 of the Regulations governing the Stock Exchanges, it is expressly stated that, in the event of an eventual application for the shares of Banco Santander Central Hispano, S.A. to be excluded from listing, this will be done under the same formalities as those referred to in such article, and guaranteeing in such event the interests of shareholders opposing or not voting with respect to the resolution, complying with the requirements established in the Corporations act and other similar provisions, all as stated in the aforementioned Regulations governing Stock Exchanges, the Securities Market Act and the provisions implementing it.

EIGHT.– 1). To consider null and void paragraphs 2 to 5 of resolution NINE adopted by the General Meeting of Shareholders on 10th March 2001.

2). To delegate to the Board of Directors the authority to issue, on one or several occasions, up to ONE THOUSAND MILLION EUROS or the equivalent of such amount in another currency, in fixed income securities convertible into newly-issued shares of the Bank in accordance with the bases and types of conversion stated below, and/or exchangeable for already existing shares of the Bank.

In use of this delegation of authority and merely for illustrative, not limitative, purposes, the Board of Directors will be responsible for agreeing the issuance and determining the amount of same, always within the aforementioned quantitative limit; the place of issue (domestic or foreign) and the respective currency (and the equivalent in euros, if issued abroad); the denomination as bonds or debentures (including subordinated instruments) or any other legally acceptable denomination; the date or dates of issue; the number of securities and their nominal value, which may not be lower than the nominal value of the shares; the rate of interest, dates and payment procedures for the coupon payments; the perpetual or redeemable nature of the securities, and in the latter case, the redemption period and maturity date; the redemption rate, premiums and lots; guarantees; manner of representation (certificates or book-entry system); pre-emptive subscription rights and subscription periods; applicable legislation; and in general, any other condition of the issuance, and also, if applicable, the designation of the Bondholders' Trustee and the approval of the basic regulations governing the legal relationship between the Bank and the Syndicate of holders of the securities issued.

Conversion and/or exchange: The securities issued under this delegation of authority will be convertible into new shares of the Bank and/or exchangeable for already existing shares of the Entity, the Board of Directors being authorised to determine whether they will be convertible and/or exchangeable, as well as whether they will be necessarily and/or voluntarily convertible and/or exchangeable, and if they are to be voluntarily convertible, at the option of the holder or the issuer, with the regularity and during the time-limit established by the Board of Directors in the resolution concerning the issuance, which may not exceed 15 years from the date of issue.

In the event that the issuance is convertible and exchangeable, the Board of Directors may establish that the issuer reserves the right to choose at any time between conversion into new shares or exchange for shares already outstanding, the nature of the shares to be allotted being specified when such conversion or exchange takes place. The issuer may also opt for the handing-over of a combination of newly-issued shares and already existing shares. In any event, the issuer should give equal treatment to all holders of fixed income securities converting and/or exchanging on the same date.

For conversion and/or exchange purposes, the fixed income securities will be valued at their nominal value and the shares, at the fixed exchange rate determined in the issue agreement by the Board of Directors or at the determinable exchange rate on the date or dates indicated in the issue agreement and in terms of the stock exchange listing of the Bank's shares on the date(s) or during the period(s) taken as reference in such issue agreement, with or without discount, and in any event with a minimum of whichever is the greater between the average exchange rate of the shares at close of trading on the Continuous Market of the Spanish Stock Exchanges during the fifteen calendar days preceding the date of the General Meeting, and the exchange rate of the shares at close of trading on the same Continuous Market on the day preceding the launching of the issuance of the fixed income securities.

Fractions of shares will be rounded off by default and each holder will receive in cash any difference occurring when converting and/or exchanging his/her fixed income securities into shares.

While the conversion and/or exchange into shares of the fixed income securities which can be issued is possible, the latter will enjoy all rights recognised in their favour by current legislation, especially those referring to pre-emptive subscription rights and the anti-dilution clause where legally applicable, unless the General Meeting or the Board of Directors, in the terms and with the requirements of article 159 of the current Corporations Act, should decide to exclude totally or partially the pre-emptive subscription rights of shareholders and holders of convertible bonds.

3). To authorise the Board of Directors to implement the aforementioned bases and types of conversion and establish and specify any matters not contemplated therein.

4). The authority to agree to the issuance of fixed income securities delegated to the Board of Directors may be exercised within one year from the date of this General Meeting, and that after such period of time, such authorisation will be considered null and void with respect to any unused amount.

5). To increase, by the General Meeting and at the appropriate time, the share capital by the amount necessary to cover the conversion into shares of the fixed income securities issued. Bearing in mind what is established above regarding the minimum conversion exchange rate, the capital increase agreed is 55,187,637.5 euros. With respect to such capital increase, the Board of Directors is hereby authorised to issue and place in circulation, on one or several occasions, the shares representing such increase which are necessary to carry out the conversion, and the Board is also likewise authorised to re-word the article of the Corporate Bylaws relating to capital, and if applicable, to cancel the part of such capital increase not required for the conversion into shares.

NINE.– 1) To consider null and void paragraphs 2) to 5) of resolution TEN adopted by the General Meeting of Shareholders on 10th March 2001.

2). To issue ONE THOUSAND MILLION EUROS or its equivalent in another currency, in fixed income securities convertible into newly-issued shares of the Bank, in accordance with the bases and conditions of conversion stated below, and/or exchangeable for already existing shares of the Bank, delegating to the Board of Directors the necessary authority to execute such operation.

In use of this delegation of authority and merely for illustrative, not limitative, purposes, the Board of Directors will be responsible for agreeing the issuance and determining the amount of same, always within the aforementioned quantitative limit; the place of issue (domestic or foreign) and the respective currency (and the equivalent in euros, if issued abroad); the denomination as bonds or debentures (including subordinated instruments) or any other legally acceptable denomination; the date or dates of issue; the number of securities and their nominal value, which may not be lower than the nominal value of the shares; the rate of interest, dates and payment procedures for the coupon payments; the perpetual or redeemable nature of the securities, and in the latter case, the redemption period and maturity date; the redemption rate, premiums and lots; guarantees; manner of representation (certificates or book-entry system); preferred subscription rights and subscription periods; applicable legislation; and in general, any other condition of the issuance, and also, if applicable, the designation of the Bondholders' Trustee and the approval of the basic regulations governing the legal relationship between the Bank and the Syndicate of holders of the securities issued.

Conversion and/or exchange: The securities issued under this delegation of authority will be convertible into new shares of the Bank and/or exchangeable for already existing shares of the Entity, the Board of Directors being authorised to determine whether they will be convertible and/or exchangeable, as well as whether they will be necessarily and/or voluntarily convertible and/or exchangeable, and if they are to be voluntarily convertible, at the option of the holder or the issuer, with the regularity and during the time-limit established in the resolution concerning the issuance, which may not exceed 15 years from the date of issue.

The Board of Directors may also establish that the issuer reserves the right to choose at any time between conversion into new shares or exchange for shares already outstanding, the nature of the shares to be allotted being specified when such conversion or exchange takes place. The issuer may also opt for the handing-over of a combination of newly-issued shares and already existing shares. In any event, the issuer should give equal treatment to all holders of fixed income securities converting and/or exchanging on the same date.

For conversion and/or exchange purposes, the fixed income securities will be valued at their nominal value and the shares, at the fixed exchange rate determined in the issue agreement by the Board of Directors or at the determinable exchange rate on the date or dates indicated in the issue agreement and in terms of the stock exchange listing of the Bank's shares on the date(s) or during the period(s) taken as reference in such issue agreement, with or without discount, and in any event with a minimum of whichever is the greater between the average exchange rate of the shares at close of trading on the Continuous Market of the Spanish Stock Exchanges during the fifteen calendar days preceding the date of the General Meeting, and the exchange rate of the shares at close of trading on the same Continuous Market on the day preceding the launching of the issuance of the fixed income securities.

Fractions of shares will be rounded off by default and each holder will receive in cash any difference occurring when converting and/or exchanging his/her fixed income securities into shares.

While the conversion and/or exchange into shares of the fixed income securities which can be issued is possible, the latter will enjoy all rights recognised in their favour by current legislation, especially those referring to pre-emptive subscription rights and the anti-dilution clause where legally applicable, unless the General Meeting or the Board of Directors, in the terms and with the requirements of article 159 of the current Corporations Act, should decide to exclude totally or partially the pre-emptive subscription rights of shareholders and holders of convertible bonds.

Exclusion of pre-emptive subscription rights: In corporate interests and for the reasons explained in this report, pre-emptive subscription rights are excluded for shareholders and of holders of convertible and/exchangeable bonds outstanding, and if applicable, for other holders of other convertible debt instruments which may be issued, on subscribing the securities representing this issuance.

3). To authorise the Board of Directors to implement the aforementioned bases and types of conversion and to establish and specify any matters not contemplated therein.

4). The authority to agree to the issuance of fixed income securities delegated to the Board of Directors may be exercised within one year from the date of this General Meeting, and that after such period of time, such authorisation will be considered null and void with respect to any unused amount.

5). To increase, by the General Meeting and at the appropriate time, the share capital by the amount necessary to cover the conversion into shares of the fixed income securities issued. Bearing in mind what is established above regarding the minimum conversion exchange rate, the capital increase agreed is 55,187,637.5 euros. With respect to such capital increase, the Board of Directors is authorised to issue and place in circulation, on one or several occasions, the shares representing such increase which are necessary to carry out the conversion, being likewise authorised to re-word the article of the corporate Bylaws relating to capital, and if applicable, to cancel the part of such capital increase not required for the conversion into shares.

TEN.– I) To authorise the Board of Directors to issue, on one or several occasions, up to FIFTEEN THOUSAND MILLION EUROS or its equivalent amount in another currency, in fixed income securities in any form admissible by law, including bonds or debt securities, including subordinated securities as specified in section I) of article seven of Act 13/1985 of May 25th and in article 20.1 of Royal Decree 1343/1992 of November 6th, simple or with any type of guarantee, including mortgage guarantees, represented by certificates or via the book-entry system. The securities issued under this authorisation shall be numbered correlatively in each issuance from 1 (ONE) upwards, with each issuance constituting a single series, and may or may not be exchangeable totally or partially for already existing shares of the issuing entity or of other entities (and if exchangeable, whether such exchange is necessary or voluntary, and in the latter case, whether at the option of the holder or the issuer) or include a purchase option on the aforementioned shares and be issued in Spanish territory or abroad, pursuant to domestic or foreign legislation, and expressed in domestic or foreign currency, notwithstanding in the latter case that the equivalent is stated in euros. The Board of Directors is authorised to freely establish the remaining conditions of the issuance(s), as well as the perpetual or redeemable nature of each issuance (and in the latter case, the repayment period) always within legal limits, and in general to undertake without limitation whatever public or private actions are necessary or considered appropriate by the Board for the execution of this resolution, as well as, if applicable, the appointment of the Bondholders' representative and the approval of the basic regulations governing the legal relationship between the Bank and the syndicate of the holders of the securities issued.

With respect to the delegation limit, the aforementioned figure of FIFTEEN THOUSAND MILLION EUROS constitutes the maximum overall limit which may be reached at any time by the sum of the nominal outstanding balance of the notes issued, plus the nominal amount issued of the other securities likewise issued under this authorisation granted to the Board of Directors.

This authorisation may be exercised by the Board of Directors within a period of five years from the date the resolution is adopted by the General Meeting of Shareholders, at the end of which time it will be cancelled in the part not exercised.

It is hereby stated that as established in Additional Provision Four of Act 26/1988 of July 29th, the limitation included in section 1 of article 282 of the adapted text of the Corporations Act concerning the issuing of debt securities is not applicable to Credit Entities.

II) To likewise authorise the Board of Directors so that in each case it may determine the redemption conditions of the fixed income securities issued under this authorisation, being able to apply the collection methods referred to in sections a), b) and c) of article 306 of the adapted text of the Corporations Act.

III) To likewise authorise the Board of Directors in order that, when it considers it appropriate and depending on the obtaining of the necessary official authorisations (and if applicable, the agreement of the Assemblies of the respective syndicates of securities holders) it may modify the redemption conditions of the fixed income securities issued and their respective term and the interest rate which, if applicable, accrues on the securities included in each of the issuances carried out under this authorisation.

ELEVEN.– 1) The following provision is introduced as article 44 of the corporate bylaws:

"Article 44.- Acts of communication and information, compulsory or voluntary, among the Company, its shareholders and directors, whoever the issuer and addressee may be, can be carried out by electronic and telematic means, except in cases expressly excluded by law and respecting at all times the guarantees of security and the rights of shareholders.

This system shall also be applicable to documentation concerning the calling and holding of meetings, voting and the adoption of resolutions by the corporate bodies, as well as applications for and the granting of representation for General Meetings, whenever legally permitted or admissible, and in particular, for acts requiring presentation in writing, provided that the respective signature meets the conditions necessary for it to have the same legal effectiveness as the hand-written signature."

2) The present article 44 is re-numbered as new article 45.

3) The Temporary Provision of the corporate Bylaws is eliminated.

TWELVE.– Notwithstanding the delegations included in the preceding resolutions, it is hereby resolved:

A) To authorise the Board of Directors to interpret, correct, complete, execute and implement the aforementioned resolutions, including their adaptation to the verbal or written requirements of the Mercantile Register or any other competent authorities, officials and institutions, and to take all legally required steps in such regard, and in particular to delegate to the Executive Committee all or part of the authorisations it has received from the General Meeting pursuant to the aforementioned resolutions, in addition to this resolution TWELVE.

B) To authorise Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Angel Corcóstegui Guraya, Mr. Matías Rodríguez Inciarte and Mr. Ignacio Benjumea Cabeza de Vaca so that any of them, jointly and severally and notwithstanding any other already existing power of attorney for the placing of corporate resolutions on public record, may appear before a Notary and execute on behalf of the Bank the public deeds which are necessary or appropriate in respect of the resolutions adopted by this General Meeting of Shareholders.""

I LIKEWISE HEREBY CERTIFY that in accordance with the resolution of the Board of Directors to require the presence of a Notary, Mr. José María de Prada Díez, a member of the College of Notaries of Burgos and resident in Santander, attended the aforementioned Ordinary General Meeting of Shareholders and took the respective Minutes thereof. Such notarial document is considered the Minutes of the Meeting.

And for the record I hereby issue this certification, countersigned by Mr. Matías Rodríguez Inciarte, 3rd Vice Chairman, in Santander, this ninth day of February two thousand and two.

Countersignature of the

3rd Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL
HISPANO, S.A.

Date: February 14, 2002

By: */s/ Antonio Aparicio Alonso*
Name: *Antonio Aparicio Alonso*
Title: Senior Vice President